Exhibit 99.5

PRESS RELEASE

United States:	TotalEnergies announces the start-up of New Ethane Cracker in Port Arthur

Paris, July 21, 2022 – Bayport Polymers LLC (“Baystar”), a 50/50 joint venture (JV) between TotalEnergies and Borealis, today announces the start-up of commercial operations of a new ethane cracker with an annual production capacity of one million tons of ethylene.

This almost $2 billion project built on the site of and operated by the TotalEnergies Refinery in Port Arthur, Texas, represents 14 million hours worked with more than 2,500 workers at peak construction.

The ethylene produced by the cracker will be used as feedstock to supply Baystar's existing polyethylene (PE) units, as well as a new Borstar® technology polyethylene unit currently under construction in Bayport, Texas.

“After significant investments in U.S. LNG and renewable electricity in 2022, the start-up of this new cracker is another milestone strengthening TotalEnergies’ presence in the United States. This investment is in perfect alignment with our strategy to develop petrochemicals at our integrated platforms. At Port Arthur we take advantage of the abundance of ethane in the U.S.,” said Bernard Pinatel, President, Refining & Chemicals, TotalEnergies.

The Baystar JV is the translation of the growth ambitions of TotalEnergies and Borealis in the United States. It includes:

▪	The Baystar site in Bayport, Texas with a 400,000 ton-per-year PE capacity.

▪	The one million ton-per-year ethane cracker at the TotalEnergies Port Arthur Refinery, which now has successfully started operations.

▪	The under-construction 625,000 metric ton-per-year PE unit in Bayport, using the Borealis proprietary Borstar® technology to deliver a broad range of products to help meet the growing global demand for plastic products.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).